Filed by Viacom Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Viacom Inc.

Commission File No.: 001-32686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 13, 2019

VIACOM INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32686	20-3515052

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1515 Broadway, New York, NY	10036

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 258-6000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.001 per share	VIA	NASDAQ Global Select Market
Class B common stock, par value $0.001 per share	VIAB	NASDAQ Global Select Market

Section 8 – Other Events

Item 8.01	Other Events.

On August 13, 2019, Viacom Inc. (“Viacom”) and CBS Corporation, a Delaware corporation (“CBS”), issued a joint press release announcing the entry into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth therein, Viacom will merge with and into CBS, with CBS surviving as the surviving corporation.

Section 9 – Financial Statements and Exhibits

Item 9.01	Financial Statements and Exhibits.

(d)     Exhibits. The following exhibit is filed as part of this Current Report on Form 8-K:

Exhibit No.	Description of Exhibit

99.1	Joint Press Release of Viacom and CBS, dated August 13, 2019, announcing the entry into the Merger Agreement.

Important Information About the Transaction and Where To Find It

In connection with the proposed transaction, CBS and Viacom will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint consent solicitation statement of CBS and Viacom and that will also constitute a prospectus of CBS. CBS and Viacom may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint consent solicitation statement/prospectus or registration statement or any other document which CBS or Viacom may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the joint consent solicitation statement/prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com).

Participants in the Solicitation

CBS and Viacom and their respective directors and executive officers may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information regarding CBS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in CBS’ Form 10-K for the fiscal year ended December 31, 2018 and its proxy statement filed on April 12, 2019, both of which are filed with the SEC. Information regarding Viacom’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Viacom’s Form 10-K for the fiscal year ended September 30, 2018 and its proxy statement filed on January 25, 2019, both of which are filed with the SEC. A more complete description and

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information regarding directors and executive officers will be included in the registration statement on Form S-4 or other documents filed with the SEC when they become available. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained; (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against CBS, Viacom or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of CBS’ or Viacom’s common stock and on CBS’ or Viacom’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of CBS and Viacom to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm CBS’ or Viacom’s business, including current plans and operations, (xi) the ability of CBS or Viacom to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in CBS’ and Viacom’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint consent solicitation statement/prospectus that will be included in the registration statement on

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Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity. Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM INC.

By:	/s/ Christa A. D’Alimonte
	Name:	Christa A. D’Alimonte

	Title:	Executive Vice President, General Counsel and Secretary

Date: August 13, 2019

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Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Joint Press Release of Viacom and CBS, dated August 13, 2019, announcing the entry into the Merger Agreement.

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NEW YORK, NY, August 13, 2019 –– CBS (NYSE: CBS.A, CBS) and Viacom (NASDAQ: VIA, VIAB), two of the world’s leading entertainment companies, today announced they have entered into a definitive agreement to combine in an all-stock merger, creating a combined company with more than $28 billion in revenue.   The combined company, ViacomCBS Inc., will be a leading global, multiplatform, premium content company, with the assets, capabilities and scale to be one of the most important content producers and providers in the world. The combined company will be a scale player globally, with leadership positions in markets across the U.S., Europe, Latin America and Asia. This includes the largest television business in the U.S., with the highest share of broadcast and cable viewing across all key audience demographics, and strength in every key category, including News, Sports, General Entertainment, Pop Culture, Comedy, Music and Kids – making it a first-choice partner to distributors and advertisers. In addition, the combined company will possess a portfolio of fast-growing direct-to-consumer platforms, including both subscription and ad-supported offerings. It will also include a major Hollywood film studio, Paramount Pictures, which has been a producer and global distributor of filmed entertainment for more than a century and continues to be a global box office driver. Taken together, these distinct strengths will accelerate CBS and Viacom’s ability to deliver an array of compelling content to important and diverse audiences across both traditional and emerging platforms around the world. CBS AND VIACOM TO COMBINE Creates a leading global, multiplatform, premium content company, positioned to be one of the most important content producers and providers in the world Portfolio of powerful consumer brands spanning all content categories and demographics Iconic library of 140,000+ premium TV episodes and 3,600+ film titles Production capabilities across five continents, including more than 750 series ordered to or in production One of a few major film studios operating on a global basis Among the biggest content spenders in the industry, with more than $13 billion spent in the last 12 months Diverse and fast-growing portfolio of direct-to-consumer offerings Global reach of more than 4.3 billion cumulative TV subscribers in 180+ countries #1 share of broadcast and cable viewing across all key demographics in the U.S. First-choice distribution and advertising partner with industry-leading reach and capabilities Delivers financial benefits that will position the combined company to create significant value for all shareholders Increased financial scale for significant and sustained investment in programming and innovation Attractive growth outlook EPS accretive transaction with estimated run-rate annual synergies of $500 million Highly cash flow generative Committed to maintaining an investment-grade credit rating and modest dividend payment Bob Bakish to lead the combined company as President and CEO; Joe Ianniello will serve as Chairman and CEO, CBS Exhibit 99.1

VIACOM CBS CORPORATION

Bob Bakish, President and Chief Executive Officer, Viacom, will become President and Chief Executive Officer of the combined company. Bakish said: "Today marks an important day for CBS and Viacom, as we unite our complementary assets and capabilities and become one of only a few companies with the breadth and depth of content and reach to shape the future of our industry. Our unique ability to produce premium and popular content for global audiences at scale – for our own platforms and for our partners around the world – will enable us to maximize our business for today, while positioning us to lead for years to come. As we look to the future, I couldn't be more excited about the opportunities ahead for the combined company and all of our stakeholders – including consumers, the creative community, commercial partners, employees and, of course, our shareholders."

Joe Ianniello, President and Acting Chief Executive Officer, CBS, will become Chairman and CEO of CBS. Ianniello, who will oversee all CBS-branded assets in his new role, said: "This merger brings an exciting new set of opportunities to both companies. At CBS, we have outstanding momentum right now – creatively and operationally – and Viacom's portfolio will help accelerate that progress. I look forward to all we will do together as we build on our ongoing success. And personally, I am pleased to remain focused on CBS's top priority – continuing our transformation into a global, multiplatform, premium content company."

Shari Redstone, Vice Chair of the Boards of Directors, CBS and Viacom, said: "I am really excited to see these two great companies come together so that they can realize the incredible power of their combined assets. My father once said 'content is king,' and never has that been more true than today. Through CBS and Viacom's shared passion for premium content and innovation, we will establish a world-class, multiplatform media organization that is well-positioned for growth in a rapidly transforming industry. Led by a talented leadership team that is excited by the future, ViacomCBS's success will be underpinned by a commitment to strong values and a culture that empowers our exceptional people at all levels of the organization."

---

5 Continents
with production capabilities

750+ Series
of episodic content globally
425+ Domestic
325+ International

>43,000 Hours
of episodic content produced globally airing in 183 countries in 45 languages
>25,000 Domestic
>17,000 International

Global Film Studio
One of 5 Major Film Studios Operating on a Global Basis

Diverse Genres & Formats
Wide variety of content across scripted, unscripted, kids, news, sports, African American, variety, talk and comedy

LARGEST SHARE OF U.S. TV AUDIENCE

TV VIEWERSHIP SHARE:


WARNER
8%
OTHER
13%
DISCOVERY
11%
FOX
14%
22%
CBS
VIACOM
DISNEY
14%
18%
COMCAST

Source: Nielsen, SNL Kagan. Note: Represents P2+ Primetime viewership for 2018-2019 Season (9/24/2018 – 5/22/2019).

Note: Includes shows in production or committed to be in production in the next 12 months. Series and hours exclude sports, documentaries and specials as well as Ananey & Viacom18 content.

#1

IN KEY U.S. TARGET DEMOGRAPHICS

- **Total Audience** *(P2+)*
- **Kids** *(P2–11)*
- **Adults** *(P18-49, P25-54)*
- **African American** *(P2+)*
- **Hispanic** *(P2+)*

Strategic Rationale Premium content at scale. The combined company will possess a portfolio of powerful consumer brands, including CBS, Showtime, Nickelodeon, MTV, BET, Comedy Central and Paramount Network, as well as one of the largest libraries of iconic intellectual property, spanning every key genre and addressing consumers of all ages and demographics. This library comprises 140,000+ TV episodes and 3,600+ film titles, and reunites fan-favorite franchises such as Star Trek and Mission: Impossible. The combined company will also have more than 750 series currently ordered to or in production. In addition, it will include a major Hollywood film studio, Paramount Pictures, which creates and distributes feature-length entertainment around the world. The combined company will also be one of the largest content spenders, with more than $13 billion spent in the last 12 months. Global leadership positions. The combined company will be a broadcast and cable leader in key markets around the world, reaching more than 4.3 billion cumulative TV subscribers. In the U.S., the combined company’s portfolio of broadcast, premium and cable networks will have the highest share of viewing on television among key audiences, including Kids, African Americans and Hispanic viewers. In addition, the combined company will operate strong broadcast networks in the UK, Argentina and Australia, as well as pay-TV networks across more than 180 countries. It will also have significant global production capabilities across five continents – creating content in 45 languages. Powerful, three-part strategy for growth. In a quickly evolving media landscape, the combined company will benefit from its distinct competitive position as one of the most important global content providers – for its own platforms as well as for third parties. This will enable the combined company to accelerate the growth of its direct-to-consumer strategy, enhance distribution and advertising opportunities and create a leading producer and licensor of premium content to third-party platforms globally. Accelerate direct-to-consumer strategy. Together, the combined company will be positioned to accelerate and expand its direct-to-consumer strategy through its proven and diverse portfolio of both subscription and ad-supported offerings. These include CBS All Access and Showtime, which deliver premium, branded content live and on demand to millions of subscribers; Pluto TV, the leading free streaming TV service in the U.S.; and niche products such as CBSN, ET Live and Noggin. It also has an opportunity to expand globally by leveraging its existing strength in both subscription and ad-supported offerings, combined library, content production capabilities and international infrastructure. Enhance distribution and advertising opportunities. The breadth and depth of the combined company’s reach across both traditional and new platforms – including 22% of U.S. TV viewership – will drive important new distribution and advertising opportunities. For distributors, this includes forming more expansive and multifaceted relationships, and applying the benefit of retransmission consent across a combined portfolio. For advertisers and agencies, the combined company will provide industry-leading reach through a variety of formats, including a portfolio of differentiated advanced advertising and marketing solutions, such as CBS Interactive, Viacom Vantage and Viacom Velocity, which will be applied against significant, expanded inventory across the portfolio. Create a leading producer and licensor of premium content to third-party platforms globally. As one of the biggest premium content providers in the world, the combined company is positioned to deliver content to a diverse global customer base that includes MVPDs, broadcast and cable networks, subscription and ad-supported streaming services, mobile providers and social platforms. Notably, in addition to content licensing, CBS and Viacom are developing must-watch programming for a broad range of third-party networks and platforms to feed significant demand for original, premium content. Significant value for all shareholders. The combined company will have an attractive growth outlook and increased financial scale with substantial free cash flow, which will enable significant and sustained investment in programming and innovation, as well as support the combined company’s commitment to maintaining a modest dividend payment. The transaction will be EPS accretive and is expected to deliver an estimated $500 million in annualized run-rate synergies within 12-24 months following closing, with additional strategic benefits. With one of the strongest balance sheets in the industry, the combined company will benefit from a solid investment grade rating.

Leadership, Governance and Transaction Terms In addition to Bakish and Ianniello, the leadership team of the combined company will include Christina Spade as EVP and Chief Financial Officer; and Christa D’Alimonte as EVP, General Counsel and Secretary. The Board of Directors will consist of 13 members: six independent members from CBS, four independent members from Viacom, the President and CEO of ViacomCBS and two National Amusements, Inc. (NAI) designees. Shari Redstone will be appointed Chair. The merger agreement was approved by the Boards of Directors of both CBS and Viacom by unanimous vote of those present, upon the unanimous recommendations of the Special Committees of the CBS and Viacom Boards of Directors, respectively. Existing CBS shareholders will own approximately 61% of the combined company and existing Viacom shareholders will own approximately 39% of the combined company on a fully diluted basis. Under the terms of the merger agreement, each Viacom Class A voting share and Viacom Class B non-voting share will convert into 0.59625 of a Class A voting share and Class B non-voting share of CBS, respectively. NAI, which holds approximately 78.9% and 79.8% of the Class A voting shares of CBS and Viacom, respectively, has agreed to deliver consents sufficient to assure approval of the transaction. More than two-thirds of the CBS directors unaffiliated with NAI (and all of those unaffiliated directors who voted on the transaction) have approved the transaction, as required in order to permit NAI to consent to the transaction under the terms of the 2018 settlement agreement entered into among CBS, NAI and certain other parties thereto. The transaction is subject to regulatory approvals and other customary closing conditions. It is expected to close by the 2019 calendar year end. The Special Committee of CBS’s Board of Directors is being advised by Centerview Partners LLC and Lazard Frères & Co. LLC as its financial advisors and by Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal counsel. The Special Committee of Viacom’s Board of Directors is being advised by LionTree Advisors LLC and Morgan Stanley & Co. LLC as its financial advisors and by Cravath, Swaine & Moore LLP as its legal counsel. Viacom is being advised by Shearman & Sterling LLP. NAI is being advised by Evercore as its financial advisor and by Cleary Gottlieb Steen & Hamilton LLP as its legal counsel. INVESTOR CALL DETAILS CBS and Viacom will host a conference call with investors at 4:30 p.m. (ET) on August 13, 2019 to discuss this announcement. A live audio webcast of the call will be available on the Investors homepage of CBS’s website (investors.cbscorporation.com) and Viacom’s website (ir.viacom.com). The conference call can also be accessed by dialing 1 (877) 451-6152 (domestic) or 1 (201) 389-0879 (international). Please call five minutes in advance to ensure you are connected prior to the call. An audio replay of the call will be available beginning at 7:30 p.m. (ET) on August 13, 2019 in the Investor Calendar section of CBS’s corporate website and in the Events, Webcasts & Annual Meetings section of Viacom’s Investors home page, and at 1 (844) 512-2921 (domestic) and 1 (412) 317-6671 (international) using PIN number 13693788. The announcement press release and other information related to the announcement will be accessible on CBS and Viacom’s websites.

Important Information About the Transaction and Where To Find It In connection with the proposed transaction, CBS and Viacom will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint consent solicitation statement of CBS and Viacom and that will also constitute a prospectus of CBS.  CBS and Viacom may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the joint consent solicitation statement/prospectus or registration statement or any other document which CBS or Viacom may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the joint consent solicitation statement/prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com). Participants in the Solicitation CBS and Viacom and their respective directors and executive officers may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information regarding CBS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in CBS’ Form 10-K for the fiscal year ended December 31, 2018 and its proxy statement filed on April 12, 2019, both of which are filed with the SEC.  Information regarding Viacom’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Viacom’s Form 10-K for the fiscal year ended September 30, 2018 and its proxy statement filed on January 25, 2019, both of which are filed with the SEC. A more complete description and information regarding directors and executive officers will be included in the registration statement on Form S-4 or other documents filed with the SEC when they become available. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov. About CBS CBS Corporation (NYSE: CBS.A and CBS) is a mass media company that creates and distributes industry-leading content across a variety of platforms to audiences around the world. The Company has businesses with origins that date back to the dawn of the broadcasting age as well as new ventures that operate on the leading edge of media. CBS owns the most-watched television network in the U.S. and one of the world’s largest libraries of entertainment content, making its brand –"the Eye” – one of the most-recognized in business. The Company’s operations span virtually every field of media and entertainment, including cable, publishing, local TV, film and interactive. CBS’ businesses include CBS Television Network, The CW (a joint venture between CBS Corporation and Warner Bros. Entertainment), Network 10 Australia, CBS Television Studios, CBS Global Distribution Group, CBS Consumer Products, CBS Home Entertainment, CBS Interactive, CBS All Access, the Company’s direct-to-consumer digital streaming subscription service, CBS Sports Network, CBS Films, Showtime Networks, Pop, Smithsonian Networks, Simon & Schuster, CBS Television Stations and CBS Experiences. For more information, go to http://www.cbscorporation.com. About Viacom Viacom creates entertainment experiences that drive conversation and culture around the world. Through television, film, digital media, live events, merchandise and solutions, its brands connect with diverse, young and young at heart audiences in more than 180 countries. For more information on Viacom and its businesses, visit www.viacom.com. Keep up with Viacom news by following it on Twitter (twitter.com/Viacom), Facebook (facebook.com/Viacom) and LinkedIn (linkedin.com/company/Viacom).

Press: CBS Dana McClintock, Executive Vice President, Chief Communications Officer (212) 975-1077 dlmcclintock@cbs.com Kelli Raftery, Executive Vice President, Corporate Communications (212) 975-3161 kelli.raftery@cbs.com Viacom Justin Dini, Senior Vice President, Corporate Communications (212) 846-2724 justin.dini@viacom.com Contacts Investors: CBS Anthony DiClemente, Executive Vice President, Investor Relations (212) 975-2160 anthony.diclemente@cbs.com Viacom James Bombassei, Senior Vice President, Investor Relations and Treasurer (212) 258-6377 james.bombassei@viacom.com No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Cautionary Notes on Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against CBS, Viacom or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of CBS’ or Viacom’s common stock and on CBS’ or Viacom’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of CBS and Viacom to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm CBS’ or Viacom’s business, including current plans and operations, (xi) the ability of CBS or Viacom to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in CBS’ and Viacom’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity.  Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.